EXHIBIT 99.1

Just Energy Group Inc. Announces Results of Its Invitation to Holders to Offer to Sell 2019 Convertible Bonds

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS OR IN OR INTO ANY OTHER JURISDICTION WHERE SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW

TORONTO, Sept. 19, 2018 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (TSX:JE; NYSE:JE), a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, announces the results of its invitation to holders to offer to sell the outstanding US$150,000,000 6.50 per cent. convertible bonds due 2019 (the “Bonds”).

Just Energy Group Inc. (“Just Energy” or the “Purchaser”) had invited holders of the Bonds to sell to Just Energy for cash any and all of their Bonds (the “Invitation”). The purchase price per US$200,000 principal amount of the Bonds validly offered for sale has been set at US$202,000 (the “Purchase Price”). In addition, the Purchaser will pay an amount in cash (rounded down to the nearest US$0.01) equal to the interest accrued and unpaid to (but excluding) the Settlement Date on those Bonds accepted for purchase.

The Invitation expired at 4:00pm (London time) on 19 September 2018 (the “Expiration Deadline”). As of the Expiration Deadline, US$45,600,000 in aggregate principal amount of the Bonds had been validly tendered pursuant to the Invitation. Just Energy has accepted for purchase all such validly tendered Bonds in accordance with the invitation term sheet dated 12 September 2018 (the “Invitation Term Sheet”).

Settlement of the Invitation is expected to occur on or around 24 September 2018. All Bonds repurchased pursuant to the Invitation will be cancelled.

In connection with the remaining outstanding Bonds, the Purchaser has committed funds to the maturity date pursuant to the financing announced by the Purchaser on September 12, 2018. The Purchaser does not pay any interest or fees on the committed funds until they are drawn.

HSBC Bank plc acted as lead dealer manager (the “Lead Dealer Manager”) and Lucid Issuer Services Limited acted as tender agent (the “Tender Agent”) in respect of the Invitation. National Bank Financial Inc. acted as co-dealer manager (together with the Lead Dealer Manager, the “Dealer Managers”).

Resident Canadian Holders

Holders located in or resident in Canada were required to provide a completed, dated and signed confirmation and consent in the form appended to the Invitation Term Sheet. If a Canadian holder of Bonds did not provide a completed, dated and signed confirmation and consent in the form appended to the Invitation Term Sheet prior to the Expiration Deadline, such Canadian Holder was not able to participate in the Invitation and the Purchaser did not purchase the Bonds of such Canadian Holder offered for purchase pursuant to the Invitation.

Inside Information

This announcement relates to the disclosure of information that qualified, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Any enquiries relating to the Purchaser regarding this announcement should be directed to:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

Michael Cummings
Investor Relations
Alpha IR
617-982-0475
michael.cummings@alpha-ir.com

THE DEALER MANAGERS AND THE TENDER AGENT ARE ACTING ON BEHALF OF THE PURCHASER AND NO ONE ELSE IN CONNECTION WITH THE INVITATION AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO CLIENTS OF THE DEALER MANAGERS OR THE TENDER AGENT, OR FOR PROVIDING ADVICE IN RELATION TO THE INVITATION. NEITHER THE DEALER MANAGERS NOR THE TENDER AGENT OWE ANY DUTY TO ANY HOLDER OF THE BONDS. NONE OF THE DEALER MANAGERS, THE TENDER AGENT OR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, ADVISERS OR AGENTS ACCEPTS ANY RESPONSIBILITY OR LIABILITY WHATSOEVER FOR OR MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE TRUTH, ACCURACY OR COMPLETENESS OF THE INFORMATION IN THIS ANNOUNCEMENT (OR WHETHER ANY INFORMATION HAS BEEN OMITTED FROM THIS ANNOUNCEMENT) OR ANY OTHER INFORMATION RELATING TO THE PURCHASER, ITS SUBSIDIARIES OR ASSOCIATED COMPANIES, OR FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS ANNOUNCEMENT OR ITS CONTENTS OR OTHERWISE ARISING IN CONNECTION THEREWITH.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN INVITATION TO PARTICIPATE IN THE INVITATION IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH INVITATION UNDER APPLICABLE SECURITIES LAWS. THE DISTRIBUTION OF THIS ANNOUNCEMENT IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY EACH OF JUST ENERGY, THE TENDER AGENT AND THE DEALER MANAGERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

About Just Energy Group Inc.
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options.  With offices located across the United States, Canada, the United Kingdom, Germany, and Ireland, Just Energy serves approximately 1.5 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass.

FORWARD-LOOKING STATEMENTS
Just Energy's press releases may contain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) including statements and information pertaining to: the completion of the Invitation and the timing thereof; and the redemption of the Bonds if 10% or fewer of the aggregate principal amount of the Bonds originally issued remain outstanding after the Settlement Date. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include but are not limited to: levels of customer natural gas and electricity consumption; rates of customer additions and renewals; rates of customer attrition; fluctuations in natural gas and electricity prices and interest and exchange rates; changes in regulatory regimes and decisions by regulatory authorities, including actions taken by governmental authorities; energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; competition; dependence on certain suppliers; the ability of management to execute Just Energy’s business plan; extreme weather conditions; risks inherent in marketing operations, including credit risk; potential delays or changes in plans with respect to capital expenditures and the availability of capital on acceptable terms; inability to obtain required consents, permits or approvals; incorrect assessments of the value of acquisitions; competition for, among other things, customers, supply, capital and skilled personnel; the results of litigation; volatility in the stock markets and in market valuations; and general economic and business conditions in North America and globally. These risks are not necessarily all of the risks that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have a material adverse effect on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events.